Exhibit 99.1

QIWI Announces Second Quarter 2018 Financial Results

Second Quarter Total Adjusted Net Revenue Increases 54% to RUB 4,510 Million and Adjusted Net

Profit Decreases 19% to RUB 872 Million or RUB 14.22 per diluted share

QIWI revises 2018 Guidance

NICOSIA, CYPRUS – August 16, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2018.

Second Quarter 2018 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 54% to RUB 4,510 million ($71.9 million)

•	Payment Services Segment Net Revenue increased 28% to RUB 3,832 million ($61.1 million)

•	Adjusted EBITDA increased 1% to RUB 1,392 million ($22.2 million)

•	Adjusted Net Profit decreased 19% to RUB 872 million ($13.9 million), or RUB 14.22 per diluted share

•	Payment Services Segment Net Profit increased 22% to RUB 2,250 million ($35.9 million) or RUB 36.67 per diluted share

•	Total Payment Services volume increased 21% to RUB 262.8 billion ($4.2 billion)

“Today I’m exited to share with you our second quarter 2018 results and our robust performance in the first half of 2018. I would like to highlight the continued growth in our core Payment Services segment that demonstrated 28% segment net revenue growth and 22% segment net profit growth in the second quarter 2018 driven by the development of our payment ecosystem and implementation of new projects in our focus market verticals,” said Sergey Solonin, QIWI’s chief executive officer. “We continued to demonstrate strong financial results in the payment services segment, which remains a core part of our business, generating strong cash flows and thus were able to continue investing in our new business lines and projects. We continued to focus on the development and expansion of our Consumer Financial Services segment and our SME business through Tochka multibank service.

I am also pleased to announce that we have reached the final agreements with Otkritie Bank in respect of Tochka and Rocketbank transactions and are currently in the process of completing these transactions.

We see many opportunities for growing our payment services business and creating a wider digital ecosystem and broader service offering through our new projects expanding and penetrating further our focus markets and developing new niches. We continue to see 2018 as a year of investments in our new projects and will continue to focus on executing our strategy and developing our new initiatives.”

The Segment Presentation of the Results of Operations

As of June 30 2018, we distinguish three reportable segments as well as Corporate and Other category, as set below:

•

Payment Services (PS) segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services;

•	Consumer Financial Services (CFS) segment, which encompasses our consumer lending business SOVEST;

•	Small and Medium Enterprises (SME) segment, which encompasses Tochka business which is focused on offering a broad range of services for small and medium enterprises; and

•	Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models.

Second Quarter 2018 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue for the quarter ended June 30, 2018 was RUB 4,510 million ($71.9 million), an increase of 54% compared with RUB 2,934 million in the prior year. The increase was mainly driven by Payment Services and SME Segments Net Revenue growth.

Payment Services Segment Net Revenue for the quarter ended June 30, 2018 was RUB 3,832 million ($61.1 million), an increase of 28% compared with RUB 2,993 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 3,362 million ($53.6 million), an increase of 36% compared with RUB 2,471 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals as well as by an improvement in Payment Average Adjusted Net Revenue Yield.

PS Other Adjusted Net Revenue1, which is principally composed of revenue from fees for inactive accounts and unclaimed payments and interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 470 million ($7.5 million), a decrease of 10% compared with RUB 521 million in the prior year. PS Other Adjusted Net Revenue decrease in the second quarter was mostly due to the decrease of revenue from advertising and revenue from overdrafts provided to agents.

Fees for inactive accounts and unclaimed payments for the second quarter ended June 30, 2018 were RUB 326 million ($5.2 million) compared with RUB 328 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 25% compared with the same period in the prior year.

[1]

Payment Services Other Adjusted Net Revenue is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising related to the Payment Services Segment. It differs from Other Adjusted Net Revenue presented earlier as certain items contributing to interest revenues and other revenues were transferred to Consumer Financial Services Segment or Corporate and other Category. The numbers for the quarter and full year ended December 31, 2016 are presented in the updated methodology for convenience purposes and may differ from the numbers presented earlier.

Payment Services Segment Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 32% compared with the same period in the prior year.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the quarter ended June 30, 2018 was RUB 597 million ($9.5 million) compared with nil in the second quarter of the prior year as a result of the launch of operations of the Tochka project and corresponding revenues from information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank as well as revenues for providing services to Tochka clients that have their accounts with QIWI Bank.

Adjusted EBITDA: For the quarter ended June 30, 2018, Adjusted EBITDA was RUB 1,392 million ($22.2 million), an increase of 1% compared with RUB 1,376 million in the prior year. Adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth offset by an increase in compensation to employees and related taxes (excluding effect of share based payments) to RUB 914 million for the quarter ended June 30, 2018 as compared to RUB 339 million for same period in the prior year resulting from a significant personnel increase in connection with the launch of the Tochka project as well as continues hiring for SOVEST to as well as by an increase of SG&A expense as follows. SG&A expense increased due to an increase in: (i) compensation to employees (excluding effect of share based payments) to RUB 777 million for the quarter ended June 30, 2018 as compared to RUB 417 million for same period in the prior year as a result of significant personnel increase in connection with the launch of the Tochka project as well as continues hiring for SOVEST; (ii) advertising, client acquisition and related expenses to RUB 578 million for the quarter ended June 30, 2018 as compared to RUB 335 million for same period in the prior year mostly related to SOVEST and Tochka projects; other administrative as well as advisory and audit expenses in the amount of RUB 226 million. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 30.9% for the quarter ended June 30, 2018 compared with 46.9% for the same period in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 1,066 million ($17.0 million), an increase of 2% compared with RUB 1,048 million for the corresponding period in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 25.5% compared with 40.2% for the corresponding period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended June 30, 2018, Adjusted Net Profit was RUB 872 million ($13.9 million), a decrease of 19% compared with RUB 1,082 million in the prior year. The decrease of Adjusted Net Profit was primarily driven by a net foreign exchange loss2 as compared to the net foreign exchange gain in the same period in the prior year as well as increase in income tax expenses. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) decreased 25% compared with the prior year.

For the quarter ended June 30, 2018, Payment Services Segment Net Profit was RUB 2,251 million ($35.9 million), an increase of 22% compared with RUB 1,843 million in the prior year driven by Payment Services Segment Net Revenue growth and slightly offset by a net foreign exchange loss3 discussed above.

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceed

The Consumer Financial Services Segment Net Loss in the second quarter 2018 was RUB 702 million ($11.2 million) as compared to a Net Loss of RUB 576 million in the same period of prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition.

The Small and Medium Enterprises Net Loss was RUB 263 million ($4.2 million) compared to nil in the prior year primarily driven by expenses incurred in connection with the development of the Tochka project.

Corporate and Other Category Net Loss was RUB 413 million ($6.6 million), an increase of 124% compared with the net loss of RUB 185 million in the prior year primarily driven by expenses incurred in connection with the acquisition and integration of assets of Rocketbank as well as several individually insignificant projects.

Payment Services Other Operating Data: For the quarter ended June 30, 2018, Payment Services Segment payment volume was RUB 262.8 billion ($4.2 billion), an increase of 21% compared with RUB 216.5 billion in the prior year. The increase in payment volume was driven by growth in E-commerce and Money Remittances market verticals resulting largely from the development of several products for merchants and projects targeting the self-employed market as well as secular growth in our core markets. Payment average adjusted net revenue yield was 1.28%, an increase of 14 bps compared with 1.14% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical as well as shift of product mix towards higher yielding E-commerce volumes offset by lower yields in Money Remittances and Financial Services category.

Payment Services Segment Net Revenue Yield was 1.46%, an increase of 8 bps as compared with 1.38% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.33%, an increase of 10 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 152,055 including Contact and Rapida physical points of service, a decrease of 2% compared with the prior year.

The number of active Qiwi Wallet accounts was 20.5 million as of June 30, 2018, an increase of 2.0 million, or 11%, as compared with 18.5 million in the second quarter 2017. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the quarter ended June 30, 2018, Consumer Financial Services Segment payment volume was RUB 3.2 billion ($50.6 million).

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank.

After the prolonged negotiations with the management of the Otkritie Bank on June 7 2018, QIWI, Otkritie Bank and Tochka management team have signed a partnership and agreed to establish a new entity to develop Tochka business together as a multi-banking platform. Consequently, on July 4 2018, JCS Tochka was established. We believe that the establishment and launch of JCS Tochka will be concluded in the next few months and the joint venture will consequently commence its business operations.

Further, in July 2018 we have reached the final agreements on the Rocketbank transaction. In accordance with these agreements, we have started the process of transferring Rocketbank customers to QIWI bank on July 25, 2018. We aim to conclude the transfer of Rocketbank customers, personnel and business processes to QIWI by the end of 2018 and expect to fully consolidate Rocketbank business as part of QIWI Group thereof.

Dividend: Throughout 2017, we have been heavily investing in our new project SOVEST and we anticipate that we will continue to bear significant costs related to the SOVEST project and certain other projects including Tochka and Rocketbank projects that we are developing now or plan to develop in the future. Thus, starting from the third quarter 2017 our Board of Directors have taken a decision to refrain from paying dividends. While long-term we remain committed to distributing all excess cash to our shareholders, the commencement of dividend distribution within the period of twelve months since the decision has been taken is unlikely.

2018 Guidance3

QIWI upgrades its Total Adjusted Net Revenue, Payment Services Segment Net Revenue and Payment Services Segment Net Profit guidance in respect of 2018 outlook:

•	Total Adjusted Net Revenue is expected to increase by 26% to 32% over 2017;

•	Payment Services Segment Net Revenue is expected to increase by 18% to 22% over 2017;

•	Payment Services Segment Net Profit is expected to increase by 12% to 17% over 2017;

While guidance in respect to Adjusted Net Profit is downgraded:

•	Adjusted Net Profit is expected to decline by 25% to 15% over 2017.

Given that during the first half of 2018 we have reached the final agreements with Otkritie Bank regarding the Tochka and Rocketbank transactions, we include in our guidance for 2018 the anticipated effect of these projects on our financial results for full year 2018.

[3]	Guidance is provided in Russian rubles

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2018 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13681979. The replay will be available until Thursday, August 23, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.5 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 83 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order and pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including, in particular, the development of our SOVEST project as well as other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2017 (audited)	As of June 30, 2018 (unaudited)	As of June 30, 2018 (unaudited)
	RUB	RUB	USD (1)
Assets
Non-current assets
Property and equipment	724	1,004	16
Goodwill and other intangible assets	10,807	10,667	170
Investments in joint venture	832	823	13
Long-term debt instruments	1,100	497	8
Long-term loans	164	221	4
Other non-current assets	64	78	1
Deferred tax assets	245	174	3

Total non-current assets	13,936	13,464	215

Current assets
Trade and other receivables	9,648	7,301	116
Short-term loans	1,691	3,221	51
Short-term debt instruments	704	1,428	23
Prepaid income tax	187	194	3
Cash and cash equivalents(2)	18,406	20,486	326
Other current assets	458	559	9

Total current assets	31,094	33,189	529

Assets of disposal group classified as held for sale	29	921	15

Total assets	45,059	47,574	758

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	30
Share premium	12,068	12,068	192
Other reserve	1,462	1,622	26
Retained earnings	5,715	7,367	117
Translation reserve	(2)	255	4

Total equity attributable to equity holders of the parent	21,120	23,189	370
Non-controlling interests	37	30	0

Total equity	21,157	23,219	370

Non-current liabilities
Long-term customer accounts	—	186	3
Other non-current liabilities	10	1	0
Deferred tax liabilities	826	739	12

Total non-current liabilities	836	926	15

Current liabilities
Trade and other payables	19,599	18,400	293
Amounts due to customers and amounts due to banks	3,182	4,688	75
VAT and other taxes payable	198	278	4
Income tax payable	32	34	1
Other current liabilities	51	29	0

Total current liabilities	23,062	23,429	373

Liabilities directly associated with the assets of a disposal group classified as held for sale	4	—	—

Total equity and liabilities	45,059	47,574	758

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Revenue	4,790	6,992	111
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,215	3,420	55
Selling general and administrative expenses	1,221	2,223	35
Depreciation and amortization	200	208	3
Credit loss expense	38	38	1
Impairment of intangible assets	—	9	0
Profit from operations	1,116	1,094	17

Other income and expenses, net	4	(65)	(1)
Foreign exchange gain	342	480	8
Foreign exchange loss	(193)	(354)	(6)
Interest income and expenses, net	11	5	0

Profit before tax	1,280	1,160	18
Income tax expense	(204)	(220)	(4)

Net profit	1,076	940	15

Attributable to:
Equity holders of the parent	1,070	929	15
Non-controlling interests	6	11	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	74	259	4

Total comprehensive income net of tax	1,150	1,199	19

attributable to:
Equity holders of the parent	1,144	1,188	19
Non-controlling interests	6	11	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	17.64	15.23	0.24
Diluted profit attributable to ordinary equity holders of the parent	17.51	15.14	0.24

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Revenue	9,402	13,386	213
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	4,304	6,515	104
Selling general and administrative expenses	2,282	4,041	64
Depreciation and amortization	409	402	6
Credit loss expense	36	125	2
Impairment of intangible assets	—	23	0
Profit from operations	2,371	2,280	36

Other income and expenses, net	(8)	(89)	(1)
Foreign exchange gain	214	494	8
Foreign exchange loss	(301)	(377)	(6)
Interest income and expenses, net	7	12	0

Profit before tax	2,283	2,320	37
Income tax expense	(389)	(442)	(7)

Net profit	1,894	1,878	30

Attributable to:
Equity holders of the parent	1,883	1,860	30
Non-controlling interests	11	18	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(70)	257	4

Total comprehensive income net of tax	1,824	2,135	34

attributable to:
Equity holders of the parent	1,813	2,117	34
Non-controlling interests	11	18	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	31.06	30.49	0.49
Diluted profit attributable to ordinary equity holders of the parent	30.84	30.31	0.48

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	2,283	2,320	37

Adjustments to reconcile profit before income tax to net cash flow (used in)/ generated from operating activities
Depreciation and amortization	409	402	6
Foreign exchange loss/(gain), net	87	(117)	(2)
Interest income, net	(518)	(499)	(8)
Credit loss expense	36	125	2
Share-based payments	115	160	3
Other	15	101	2

Operating profit before changes in working capital	2,427	2,492	40

Decrease in trade and other receivables	2,211	1,559	25
Decrease/(increase) in other assets	244	(111)	(2)
Increase/(decrease) in customer accounts and amounts due to banks	(869)	1,547	25
Decrease in accounts payable and accruals	(3,319)	(1,403)	(22)
Increase in loans issued from banking operations	(272)	(1,761)	(28)

Cash generated from operations	422	2,323	37

Interest received	527	533	8
Interest paid	(36)	(46)	(1)
Income tax paid	(592)	(414)	(7)

Net cash flow generated from operating activities	321	2,396	38

Cash flows used in investing activities
Acquisition of joint control company	(813)	(9)	(0)
Purchase of property and equipment	(82)	(442)	(7)
Purchase of intangible assets	(106)	(137)	(2)
Loans issued	(376)	(125)	(2)
Repayment of loans issued	203	4	0
Purchase of debt instruments	(1,376)	(810)	(13)
Proceeds from settlement of debt instruments	1,775	672	11

Net cash flow used in investing activities	(775)	(847)	(13)

Cash flows used in financing activities
Dividends paid to owners of the Group	(1,400)	—	—
Dividends paid to non-controlling shareholders	(10)	(25)	(0)

Net cash flow used in financing activities	(1,410)	(25)	(0)

Effect of exchange rate changes on cash and cash equivalents	(231)	527	8
Net increase\ (decrease) in cash and cash equivalents	(2,095)	2,051	33

Cash and cash equivalents at the beginning of the period	19,021	18,435	294

Cash and cash equivalents at the end of the period(3)	16,926	20,486	326

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Reporting Segments Data

	Three months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Total Segment Net Revenue(2)	2,934	4,510	71.9

Payment Services	2,992	3,832	61.1
Consumer Financial Services	(68)	58	0.9
Small and Medium Enterprises	—	597	9.5
Corporate and Other	9	23	0.4

Total Segment Net Profit(3)	1,082	872	13.9

Payment Services	1,843	2,250	35.9
Consumer Financial Services	(576)	(702)	(11.2)
Small and Medium Enterprises	—	(263)	(4.2)
Corporate and Other	(185)	(413)	(6.6)

	Six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Total Segment Net Revenue(2)	5,839	8,609	137.2

Payment Services	5,901	7,500	119.5
Consumer Financial Services	(78)	61	1.0
Small and Medium Enterprises	—	1,017	16.2
Corporate and Other	16	31	0.5

Total Segment Net Profit(3)	2,348	1,953	31.1

Payment Services	3,578	4,459	71.1
Consumer Financial Services	(892)	(1,381)	(22.0)
Small and Medium Enterprises	—	(416)	(6.6)
Corporate and Other	(338)	(709)	(11.3)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)	For the quarter ended June 30, 2017 and June 30, 2018 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the quarter ended June 30, 2017 and June 30, 2018 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Revenue	4,790	6,992	111.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,215	3,420	54.5
Plus: Compensation to employees and related taxes	359	938	14.9

Total Adjusted Net Revenue	2,934	4,510	71.9

Segment Net Revenue
Payment Services Segment Revenue	4,771	6,238	99.4
PS Payment Revenue(2)	4,052	5,535	88
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	1,808	2,459	39
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	227	286	5

PS Payment Adjusted Net Revenue	2,471	3,362	53.6

PS Other Revenue(5)	719	703	11
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	236	270	4
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	39	37	1

PS Other Adjusted Net Revenue	521	470	7.5

Payment Services Segment Net Revenue	2,993	3,832	61.1

Consumer Financial Services Segment Revenue	9	95	1.5
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	160	236	3.8
Plus: Compensation to employees and related taxes	84	199	3.2

Consumer Financial Services Segment Net Revenue	(68)	58	0.9

SME Revenue	—	625	10.0
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	—	355	5.7
Plus: Compensation to employees and related taxes	—	327	5.2

SME Net Revenue	—	597	9.5

Corporate and Other Category Revenue	10	34	0.5
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	11	100	1.6
Plus: Compensation to employees and related taxes	8	89	1.4

Corporate and Other Category Net Revenue	9	23	0.4

Total Segment Net Revenue	2,934	4,510	71.9

Net Profit	1,076	940	15.0

Plus:
Depreciation and amortization	200	208	3.3
Other income	(4)	65	1.0
Foreign exchange gain	(342)	(480)	(7.6)
Foreign exchange loss	193	354	5.6
Interest expenses	(11)	(5)	(0.1)
Income tax expenses	204	220	3.5
Share-based payments expenses	60	90	1.4

Adjusted EBITDA	1,376	1,392	22.2

Adjusted EBITDA margin	46.9%	30.9%	30.9%
Net profit	1,076	940	15.0
Amortization of fair value adjustments(7)	91	73	1.2
Share-based payments expenses	60	90	1.4
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(127)	(216)	(3.4)
Effect of taxation of the above items	(18)	(15)	(0.2)

Adjusted Net Profit	1,082	872	13.9

Adjusted Net Profit per share:
Basic	17.84	14.30	0.23
Diluted	17.70	14.22	0.23
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,642	61,003	61,003
Diluted	61,111	61,371	61,371

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD(1)
Revenue	9,402	13,386	213.3
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,304	6,515	103.8
Plus: Compensation to employees and related taxes	741	1,738	27.7

Total Adjusted Net Revenue	5,839	8,609	137.2

Segment Net Revenue
Payment Services Segment Revenue	9,368	12,124	193.2
PS Payment Revenue(2)	7,931	10,761	171
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	3,559	4,738	76
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	471	562	9

PS Payment Adjusted Net Revenue	4,843	6,585	104.9

PS Other Revenue(5)	1,437	1,363	22
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	464	519	8
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	85	71	1

PS Other Adjusted Net Revenue	1,059	915	14.6

Payment Services Segment Net Revenue	5,901	7,500	119.5

Consumer Financial Services Segment Revenue	14	147	2.3
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	259	441	7.0
Plus: Compensation to employees and related taxes	168	355	5.7

Consumer Financial Services Segment Net Revenue	(78)	61	1.0

SME Revenue	—	1,065	17.0
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	—	654	10.4
Plus: Compensation to employees and related taxes	—	606	9.7

SME Net Revenue	—	1,017	16.2

Corporate and Other Category Revenue	20	50	0.8
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	21	163	2.6
Plus: Compensation to employees and related taxes	17	144	2.3

Corporate and Other Category Net Revenue	16	31	0.5

Total Segment Net Revenue	5,839	8,609	137.2

Net Profit	1,894	1,878	29.9

Plus:
Depreciation and amortization	409	402	6.4
Other income and expenses, net	8	89	1.4
Foreign exchange gain	(214)	(494)	(7.9)
Foreign exchange loss	301	377	6.0
Interest income and expenses, net	(7)	(12)	(0.2)
Income tax expenses	389	442	7.0
Share-based payments expenses	115	160	2.5

Adjusted EBITDA	2,895	2,842	45.3

Adjusted EBITDA margin	49.6%	33.0%	33.0%
Net profit	1,894	1,878	29.9
Amortization of fair value adjustments(7)	194	147	2.3
Share-based payments expenses	115	160	2.5
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	182	(203)	(3.2)
Effect of taxation of the above items	(37)	(29)	(0.5)

Adjusted Net Profit	2,348	1,953	31.1

Adjusted Net Profit per share:
Basic	38.73	32.01	0.51
Diluted	38.46	31.82	0.51
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,630	60,995	60,995
Diluted	61,051	61,365	61,365

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	June 30, 2017(1)	June 30, 2018	June 30, 2018
	RUB	RUB	USD(2)
Payment Services Segment key operating metrics

Payment volume (billion)(3)	216.5	262.8	4.2

E-commerce	39.0	57.6	0.9
Financial services	56.7	57.0	0.9
Money remittances(4)	65.7	93.2	1.5
Telecom	42.4	43.1	0.7
Other	12.7	11.9	0.2

Payment adjusted net revenue (million)(5)	2,470.6	3,361.9	53.6

E-commerce	1,246.4	2,015.7	32.1
Financial services	311.2	275.6	4.4
Money remittances(4)	660.4	806.2	12.8
Telecom	189.3	197.9	3.2
Other	63.4	66.5	1.1

Payment Average Adjusted Net Revenue Yield	1.14%	1.28%	1.28%

E-commerce	3.20%	3.50%	3.50%
Financial services	0.55%	0.48%	0.48%
Money remittances(4)	1.01%	0.87%	0.87%
Telecom	0.45%	0.46%	0.46%
Other	0.50%	0.56%	0.56%

Payment Services Segment Net Revenue Yield	1.38%	1.46%	1.46%
Active kiosks and terminals (units)(6)	155,730	152,055	152,055
Active Qiwi Wallet accounts (million)(7)	18.5	20.5	20.5

Consumer Financial Services Segment key operating metrics

Payment volume (million)(8)	314	3,176	50.6
CFS Segment Net Revenue Yield	n/a	1.82%	1.82%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(5)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(6)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.

QIWI plc.

Other Operating Data

	Six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	424.3	512.1	8.2

E-commerce	76.6	109.4	1.7
Financial services	115.8	113.8	1.8
Money remittances(3)	121.6	178.8	2.8
Telecom	83.7	84.6	1.3
Other	26.6	25.5	0.4

Payment adjusted net revenue (million)(4)	4,842.8	6,584.4	104.9

E-commerce	2,424.5	3,777.2	60.2
Financial services	617.1	565.2	9.0
Money remittances(3)	1,301.8	1,722.1	27.4
Telecom	373.2	377.1	6.0
Other	126.2	142.8	2.3

Payment average adjusted net revenue yield	1.14%	1.29%	1.29%

E-commerce	3.17%	3.45%	3.45%
Financial services	0.53%	0.50%	0.50%
Money remittances(3)	1.07%	0.96%	0.96%
Telecom	0.45%	0.45%	0.45%
Other	0.47%	0.56%	0.56%

Payment Services Segment Net Revenue Yield	1.39%	1.46%	1.46%
Active kiosks and terminals (units)(5)	155,730	152,055	152,055
Active Qiwi Wallet accounts (million)(6)	18.5	20.5	20.5

Consumer Financial Services Segment key operating metrics

Payment volume (million)(7)	505	5,487	87.4
CFS Segment Net Revenue Yield	n/a	1.11%	1.11%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 62.7565 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2018.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(5)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(6)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.